American Airlines, Inc. 2012-2C(R) EETC Investor Presentation April 30, 2018 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-216167-01 April 30, 2018

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (especially in Part I, Item 1A—Risk Factors and Part II, Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations), in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (especially in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A, Risk Factors) and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. This Investor Presentation highlights basic information about the Company and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (“Deutsche Bank”) toll-free at 1-800-503-4611.

2012-2 EETC Class C Refinancing

American 2012-2 Class C(R) Transaction Overview American Airlines, Inc. (“American”) has issued a notice to redeem the Series C Equipment Notes relating to its $100 million 5.45% AAL 2012-2C Certificates scheduled to mature on June 3, 2018 (the “2012-2C Equipment Notes”) The redemption of the 2012-2C Equipment Notes and repayment of the Class C Certificates will be funded by the offering of $100 million of Class C Refinancing Certificates (the “Class C(R) Certificates”) The current appraised value of the 2012-2 EETC aircraft collateral is $528.4 million. The current balance of the outstanding 2012-2A tranche is $298,678,001 and the 2012-2B tranche is $98,942,684 The Class C(R) Certificates will be structured as a 5-year bullet tranche and will benefit from the amortization of the previously issued senior ranking Class A and Class B Certificates The Class C(R) tranche will have an initial LTV of 91.3%, an LTV of 85.3% at year two, and an LTV of 65.7% at year three following the scheduled maturity of the 2012-2B tranche Should American elect to redeem and reissue the Class B Certificates in a refinancing transaction, it would be required to obtain a ratings confirmation on the Class C(R) Certificates and, under certain circumstances, offer to repurchase the Class C(R) Certificates The 2012-2C(R) Equipment Notes and Class C(R) Certificates will primarily be documented under, and subject to, the existing 2012-2 transaction documents The 2012-2C(R) Equipment Notes will benefit from a security interest in the 11x collateral aircraft: 7x A321-200 and 4x A330-200 aircraft delivered new to US Airways in 2013 and currently in operation with American Depositary: Natixis, acting through its New York branch Sole structure agent and underwriter: Deutsche Bank Securities Inc.

2012-2 Class C(R) Structural Summary

	Existing 2012-2 Class A	Existing 2012-2 Class B	Proposed 2012-2 Class C(R)
Initial Face Amount / Current Principal Balance[1]	$418,113,000 / $298,678,001	$128,071,000 / $98,942,684	$100,000,000 / N.A.
Ratings / [Expected Ratings][2] (Moody's / S&P / Fitch)	A3 / A / A	Ba1 / BBB- / [BBB]	[Ba3 / NR / BB]
Current LTV / Maximum LTV[3]	54.3%	72.4%	91.3%
Coupon	4.625%	6.750%	[•]
Weighted Average Life (years)[1]	4.9	2.7	5.1
Regular Distribution Dates	June 3 and December 3	June 3 and December 3	June 3 and December 3
Final Expected Distribution Date[4]	June 3, 2025	June 3, 2021	June 3, 2023
Final Legal Distribution Date[5]	December 3, 2026	December 3, 2022	June 3, 2023
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semiannual interest payments	Three semiannual interest payments	None

[1] As of May 14, 2018.
[2] Actual ratings included for Class A and Class B Certificates (Fitch expects to upgrade Class B Certificates to 'BBB' at issuance of C(R) tranche), and expected ratings included for Class C(R) Certificates.
[3] As of June 3, 2018, the first regular distribution date following the issuance of the Series C(R) Notes.
[4] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[5] The Final Legal Distribution date for each of the Class A Certificates and Class B Certificates is the date that is 18 months after the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements1 Certificates Offered One tranche of non-amortizing debt Depositary The proceeds will initially be held in escrow and will thereafter be used to acquire the related series of equipment notes to be issued by American on a full recourse basis Waterfall Interest on Preferred Pool Balance of the Class C(R) Certificates is paid ahead of principal on the Class A and Class B Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at Par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No Equipment Note buyout rights Cross-Collateralization and Cross-Default All Equipment Notes secured by 2012-2 EETC aircraft will be cross-collateralized All indentures include cross-default provisions Put option at Par in the event of a B-tranche refinancing Should American elect to redeem and reissue the Class B Certificates in a refinancing transaction that would increase the interest rate of such certificates, extend the expected maturity of the Class B Certificates or result in an increase in the scheduled Pool Balance of the Class B Certificates at any time as compared to the originally scheduled Pool Balance of the Class B Certificates, it will be required to notify all Class C(R) Certificateholders of such refinancing and, upon request from any such certificateholder, repurchase such certificateholder's Class C(R) Certificates at par 1 Certain terms defined in prospectus supplement related to the Class C(R) Certificates.

Loan to Aircraft Value Ratios

Date	Period[1]	Aggregate Aircraft Value[2]	Pool Balance			LTV		
			Class A Certificates	Class B Certificates	Class C(R) Certificates	Class A Certificates	Class B Certificates	Class C(R) Certificates
June 3, 2018	0.1	$528,386,667	$286,678,000	$95,737,609	$100,000,000	54.3%	72.4%	91.3%
December 3, 2018	0.6	518,377,695	273,178,001	92,532,414	100,000,000	52.7%	70.5%	89.8%
June 3, 2019	1.1	508,368,724	260,078,000	89,437,990	100,000,000	51.2%	68.8%	88.4%
December 3, 2019	1.6	498,359,753	246,728,000	86,343,567	100,000,000	49.5%	66.8%	86.9%
June 3, 2020	2.1	488,350,782	233,378,001	83,249,139	100,000,000	47.8%	64.8%	85.3%
December 3, 2020	2.6	478,341,811	220,028,001	80,154,715	100,000,000	46.0%	62.8%	83.7%
June 3, 2021	3.1	468,332,839	207,677,999	-	100,000,000	44.3%	-	65.7%
December 3, 2021	3.6	458,323,868	198,099,237	-	100,000,000	43.2%	-	65.0%
June 3, 2022	4.1	448,314,897	188,520,471	-	100,000,000	42.1%	-	64.4%
December 3, 2022	4.6	438,305,926	179,522,039	-	100,000,000	41.0%	-	63.8%
June 3, 2023	5.1	428,296,954	170,523,609	-	-	39.8%	-	-
December 3, 2023	5.6	418,287,983	161,525,177	-	-	38.6%	-	-
June 3, 2024	6.1	408,279,012	152,526,743	-	-	37.4%	-	-
December 3, 2024	6.6	398,270,041	144,108,646	-	-	36.2%	-	-
June 3, 2025	7.1	388,261,070	-	-	-	-	-	-

7.6% projected LTV decline

18.0% projected LTV decline following B tranche maturity in year 3.1

[1] Assumes a May 14, 2018 settlement date.
[2] Aggregate aircraft value calculation based on assumption that the appraised value of each 2012-2 aircraft declines at a rate of approximately 3% per annum for the first 15 years after its delivery.

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AAL 2012-2 Certificate Loan-to-Value Ratio Note: Aggregate aircraft value calculation based on assumption that the appraised value of each 2012-2 aircraft declines at a rate of approximately 3% per annum for the first 15 years after its delivery. Source: American Airlines 2012-2 EETC Prospectus Supplement dated November 29, 2012.

Overview of the Collateral Pool

Aircraft Collateral Summary Appraisals as of March 31, 2018 1 Appraised Value equals the lesser of the median and the mean (“LMM”) of half-life desktop appraisals for each aircraft, provided by Aircraft Information Services, Inc., BK Associates, Inc., and morten, beyer & agnew. Base values and current market values from all three appraisers can be found in the appendix. Aircraft Number Aircraft Type Registration Number MSN Narrow / Wide Delivery Date Appraised Value1 ($MM) 1 A321-211 N152UW 5588 Narrow May 2013 $37.4 2 A321-211 N153UW 5594 Narrow May 2013 37.4 3 A321-211 N154UW 5644 Narrow June 2013 37.5 4 A321-211 N155UW 5659 Narrow June 2013 37.5 5 A321-211 N156UW 5684 Narrow July 2013 37.7 6 A321-211 N157UW 5696 Narrow July 2013 37.7 7 A321-231 N567UW 5728 Narrow August 2013 38.4 8 A330-243 N286AY 1415 Wide May 2013 65.8 9 A330-243 N287AY 1417 Wide May 2013 65.8 10 A330-243 N288AY 1441 Wide August 2013 66.4 11 A330-243 N289AY 1455 Wide October 2013 67.0 $528.4 Narrowbody/Widebody1 Aircraft Type1

American Airlines’ Mainline Fleet Plan Source: American Airlines Investor Relations Update, April 10, 2018. Aircraft Series Type 2018 2019 2020 A319-200 Narrowbody 125 125 125 A320-200 Narrowbody 48 48 48 A321-200 Narrowbody 219 219 219 A321neo Narrowbody - 22 47 737-800 Narrowbody 304 304 284 737 MAX-8 Narrowbody 20 40 50 757-200 Narrowbody 34 34 24 A330-200 Widebody 15 15 15 A330-300 Widebody 9 9 9 767-300 Widebody 24 18 5 777-200 Widebody 47 47 47 777-300ER Widebody 20 20 20 787-8 Widebody 20 20 32 787-9 Widebody 20 22 22 ERJ 190 Other 20 - - MD-80 Other 26 - - Total 951 943 947 The A321-200 and A330-200 aircraft type are core to American’s forward mainline fleet plan

Airbus A321-200

The Airbus A321 Has Wide Market Appeal

- The A321-200 variant continues to be an increasingly popular aircraft in the 180-230 seat category, outperforming the Boeing 737 in terms of fleet size, order growth and total order backlog
- The A321-200 benefits from airline up-gauging, as it has lower seat-mile costs than 150-seat aircraft and provides more capacity at slot-constrained airports
- With the available 230-seat configuration, the A321-200 is increasingly used by airlines as a 757-200 replacement
- With a shell count of 219 aircraft, American's A321 sub-fleet is second in size only to the Company's 737 sub-fleet, at 304 aircraft
- American continues to invest heavily in its A321 aircraft, with installation of new seats, satellite wi-fi and new, larger overhead bins

Top 5 Operators & Lessors (In Service)

	Operators	# of Aircraft	%
1	American Airlines	219	15.1%
2	China Southern Airlines	98	6.8%
3	China Eastern Airlines	77	5.3%
4	Turkish Airlines	68	4.7%
5	Air China	61	4.2%
	Total	523	34.6%

	Lessors	# of Aircraft	%
1	AerCap	91	5.6%
2	BOC Aviation	51	3.1%
3	GECAS	38	2.3%
4	Avolon	38	2.3%
5	Air Lease Corporation	27	1.7%
	Total	245	16.2%

Key Characteristics

Firm Orders	1,719
# Delivered	1,540
# Backlog	179
# In Service	1,513
# of Current Operators	113

Source: Lessor aircraft data per Airbus fleet report as of March 31, 2018. Airline operator data and Key Characteristics are per mba REDBOOK January 2018, Airbus.

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Airbus A330-200

The Airbus A330-200 is a Key Long-haul Aircraft

- The A330-200 is an efficient mid-size wide-body aircraft, providing airlines with the ability to deliver right-sized lift between medium-sized markets
- Within American's route network, the 247-seat A330-200 is the key long-haul aircraft out of the Company's hubs in Charlotte (CLT) and Philadelphia (PHL)
  - The A330-200 aircraft supports American's high-value Atlantic routes, delivering passengers from across the U.S. through CLT and PHL to many European cities
  - The A330-200 is also a key asset providing seasonal support for American's service to certain high-demand Caribbean destinations, including Cancun, Punta Cana, and San Juan
- American continues to invest in its A330-200 aircraft, and recently completed installation of its Premium Economy product in this fleet type

Top 5 Operators & Lessors (In Service)

	Operators	# of Aircraft	%
1	China Eastern Airlines	30	5.6%
2	Air China	30	5.6%
3	Hawaiian Airlines	22	4.1%
4	Etihad Airways	19	3.6%
5	Qantas Airways	18	3.4%
	Total in-service aircraft	119	22.4%

	Lessors	# of Aircraft	%
1	AerCap	79	13.0%
2	CIT Leasing	36	5.9%
3	GECAS	21	3.4%
4	Air Lease Corporation	10	1.6%
5	Aircastle Advisors LLC	7	1.1%
	Total in-service aircraft	153	28.8%

Key Characteristics

Firm Orders	596
# Delivered	574
# Backlog	22
# In Service	532
# of Current Operators	86

Source: Lessor aircraft data per Airbus fleet report as of March 31, 2018. Airline operator data and Key Characteristics are per mba REDBOOK January 2018, Airbus.

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